

Mail Stop 3233

July 19, 2016

Via E-mail
C. Alan Bentley
Executive Vice President and Chief Financial Officer
Diamond Resorts International, Inc.
10600 West Charleston Blvd.
Las Vegas, NV 89135

        **Re:**    **Diamond Resorts International, Inc.**
                 **Form 10-K for the fiscal year ended December 31, 2015**
                 **Filed February 29, 2016**
                 **Response Dated May 10, 2016**
                 **File No. 001-35967**

Dear Mr. Bentley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Vacation Interests Cost of Sales, page 51

1.      We have considered your response to our prior comment 3.  Please address the following related to your response:

- You note that $26.7 of the decrease in Vacation Interests cost of sales was due to a decrease in the average cost of inventory per point and that the decrease primarily resulted from a larger pool of low-cost inventory becoming eligible for recovery.  Please tell us the facts and circumstances that lead to a larger pool of low-cost inventory becoming eligible for recovery and how that affected your inputs to the relative sales value method.  Also, explain what other specific factors or events that took place during the period caused the decrease in the average cost of inventory per point.

- You also state that $13.1 million related to an increase in the average selling price per point, resulting from changes in sales mix and pricing increases.  Please further explain the cause of the changes in sales mix and pricing increases including any significant assumptions you relied upon.

- You also state that $11.3 million related to other changes in the relative sales value model, including an increase in the provision for uncollectible Vacation Interests sales revenue, changes in sales incentives and other estimates.  Please clarify if there were changes in other estimates in 2014 or 2015 that were not material in the period of change, but are reasonably certain to have a material effect in later periods.  If so, please tell us how you complied with the last sentence of ASC 250-10-50-4.

2.      In addition, we note that Vacation Interests cost of sales has increased year over year from 2011 to 2014; however, there was a significant decrease in this line item in 2015.  Please discuss and analyze this new trend.  Explain the underlying reason or implication of the change in trend and discuss your expectations of the trend on your financial statements.

3.      You disclose on page 66 that you record Vacation Interests cost of sales using the relative
        sales value method in accordance with ASC 978.  We note that ASC 978-330-30-1
        requires that the relative sales value method be applied separately to each phase of
        vacation interest inventory. However, you do not disclose how you identified your phases
        in your Significant Accounting Policies nor if there have been any changes in your
        identified phases in the periods presented.  Please tell us how you identified your phases
        of vacation interest inventory under ASC 978 and whether there have been any changes
        in your identified phases during fiscal 2014 or 2015.  If there have been any changes in
        your identified phases, please describe the reason for those changes, how those changes
        were accounted for in your financial statements, including whether and why those
        changes were considered a change in accounting estimate or a change in the method of
        applying an accounting principle as described in ASC 978-250-35-1 and Subtopic 250-
        10, and how they impacted the changes in your Vacation Interests Cost of Sales.

        You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 if
you have questions regarding comments on the financial statements and related matters.  Please
contact Rahul Patel at (202) 551-3799 or Jennifer Gowetski at (202) 551-3401 with any other
questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Branch Chief
                                        Off ice of Real Estate and
                                        Commodities